Exhibit 1.02

Manitex International

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).

Manitex International has reason to believe that some of the 3TGs1 present in their supply chain may have originated in the Covered Countries. We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD.

1. Company Overview

This report has been prepared by management of Manitex International Inc. (herein referred to as “Manitex International,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

The Company is a leading provider of engineered lifting solutions. The Company operates in two business segments: the Lifting Equipment segment and the Equipment Distribution segment.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Manitex International is committed to supporting responsible sourcing of conflict minerals. As an international company it is our responsibility to create a framework within our corporate structure as to comply with the Conflict Mineral reporting rules of section 1502 of the Dodd-Frank Act.

[1]	The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, Tungsten, Tantalum and Gold will herein be referred to as the 3TGs for discussion purposes.

Page | 1

Manitex International’s Expectations for Suppliers:

1.	Adopt appropriate conflict minerals policies
2.	Send surveys to their suppliers, and complete Manitex International’s survey
3.	Agree to co-operate with Manitex International in connection with any due diligence regarding country of origin inquiries

Our policy is publicly available on our website at: http://www.manitexinternational.com/secfilings.aspx

2. Description of RCOI

Manitex International, Inc. designs, manufactures and markets a portfolio of highly engineered and customizable lifting, material and container handling equipment, spanning boom truck, telescopic, rough terrain and industrial cranes, reach stackers and associated container handling equipment, rough terrain forklifts, mobile liquid and solid containment solutions, and specialized trailers and mission oriented vehicles, including parts support.

Manitex International has well over two thousand suppliers supporting 8 companies and providing thousands of parts from fully assembled flatbed trucks, which we build our cranes on, to prefabricated steel booms and components as well as hundreds of other parts such as electronic components, electrical wiring, lighting, computers, and other smaller parts which may be integral to the operation and functioning of our completed products.

As it is expected that some of our components could contain one or more of the 3TG minerals, it was decided to conduct a survey of all our suppliers.

Manitex International began their scoping process by obtaining a listing of suppliers from each of its subsidiaries required to be consolidated. This list was then filtered to remove:

•	Service Providers/Suppliers
•	Non product related Suppliers

Page | 2

This ensures that all suppliers surveyed provided items to Manitex International that were used in final products in the year 2013. Once the filtering was completed, Manitex International populated the list with contact information and this list, composed of 2,212 suppliers, was then provided to Assent Compliance for upload to their Assent Compliance Manager SaaS (Software as a Solution) system.

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the product as Manitex International could not definitively determine the presence or absence of 3TGs in all parts supplied to them for their products. As part of the EICC-GeSI form, question 1 allows for further scoping as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Assent conducts additional analysis of the supply chain and, combined with supplier feedback, 6.92% of suppliers provided a response that allowed Assent and Manitex International to remove these suppliers from scope of the conflict minerals regulation. The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from Scope include:

•	The product they supply is packaging. (Labels do not count as packaging)
•	Parts that do not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product itself. i.e. Industrial equipment, computers etc.)
•	Test Labs (Ie. Providers that test the resistance or durability of a product)
•	Service Providers (i.e. any supplier that provides a service but not an actual physical part).
•	Any supplier who has not supplied anything to Manitex International in the last 2 years.

Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted a minimum of 2 times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one on one communications.

Page | 3

Assent communications included training and education on the completion of the EICC-GeSI form to alleviate any remaining confusion with suppliers.

All of these communications were monitored and tracked in Assent’s system for future reporting and transparency.

3. Due Diligence Process

3.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

The Due Diligence process, as completed by Assent, is a 2 stage data analysis that pushes all supplier responses towards compliance:

•	Stage 1—Pass/Fail—Did the supplier pass our minimum Pass/Fail criteria from the EICC form?

•	Stage 2—Approved/Rejected—Did the supplier provide supporting evidence to validate its initial EICC response

The goal is to get all suppliers into the “Approved” status.

During Stage 1, the minimum pass/fail criteria were established. Based on the EICC-GeSI Form, the focus of the pass-fail criteria is on the “company” questions in the lower section of the EICC-GeSI form; questions A, E, H, I must equal yes. These shed light on a company’s compliance to the process, due diligence and responsibility aspects of Conflict Minerals compliance rather than whether they know where 3TGs are from or if they have all the answers from all suppliers yet.

At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the first year and does not meet the goals or spirit of the Rule.

A.	Do you have a policy in place that includes DRC conflict-free sourcing?

E.	Have you implemented due diligence measures for conflict-free sourcing?

H.	Do you verify due diligence information received from your suppliers?

I.	Does your verification process include corrective action management?

Page | 4

When suppliers meet or exceed those criteria (Yes to at least A, E, H, I), they are deemed to have passed. When suppliers fail to meet those criteria, they are deemed to have failed.

Suppliers who “Fail” are contacted for a discussion on their EICC form response with the goal of correcting their current status to a Pass. The objective is to allow suppliers to understand the requirements to meet the minimum Pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. They are necessary for reporting and demonstration of Due Diligence. The long term goal of Due Diligence is to get all suppliers to meet the pass criteria.

During Stage 2, a Supplier typically only goes for verification once they meet the pass criteria. Until that point in time they are still at stage 1 which is essentially the Supplier Corrective actions stage. Formal verification will be a vital component of the conflict minerals program moving forward as year 1 concentrated on gathering responses and on those responses that have been deemed to fail. During formal verification, Assent contacts the suppliers who have met the pass criteria and supporting documentation is requested that validates the claims made on the EICC-GeSI form. Supporting Documentation requests include; a copy of the company’s conflict minerals policy and an outline of their due diligence and corrective actions measures.

This is also the stage where Assent has begun verifying smelter information. Smelter information is corrected, reviewed and alternate/duplicate information is removed.

Assent reviews the responses and supporting documentation in order to verify the Supplier’s response and “Approve” them. All this data and correspondence will be stored and tracked for future reporting and demonstration of Due Diligence.

A strength of this approach is that it incorporates the first 3 steps of the OECD guidelines

•	Establish a Management System
•	Identification of Risk
•	Strategy to Respond to Risk

In special instances, a Supplier can go to Supplier Verification even if they failed their EICC form or did not submit one. In those cases, Assent may be gathering supporting documentation that supports a claim of DRC Conflict free.

Page | 5

3.2 Management Systems

As described above, Manitex International Inc. has adopted a company policy which is posted on our website at http://www.manitexinternational.com/secfilings.aspx

Internal Team

Manitex International has established a management system for conflict minerals. Our management system includes a steering committee consisting of our President and our CFO and the project leader (our Director of Internal Audit). The project sponsor is our President and our team consists of Purchasing and Production Managers from each of our subsidiaries and is supplemented by Assent Compliance.

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Director of Internal Audit who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

Controls include, but are not limited to, our Code of Ethics which outlines expected behaviors for all Manitex International’s employees and suppliers. A supplier conflict minerals contract clause which is further described below is included in our Code of Ethics Policy.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the Conflict Minerals regulation as well as the expectations of the law and for a continued business relationship, leveraged the existing communications within the company, specifically procurement to encourage their interactions with Assent as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Manitex International’s policies.

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of 5 years.

Page | 6

3.3 Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the sources upstream from our direct suppliers.

Risks and Red Flags are identified automatically in the Assent system based on criteria established for supplier responses in the Conflict Policy document and Management System.

Red Flag responses are dealt with directly by Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the Supplier’s Conflict Minerals status.

All of the information and findings from this process are stored in a database that can be audited by internal or external ?parties.

3.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Manitex International has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Refer to stage 1 and 2 of the due diligence process. “Fails” are a risk that is dealt with by implementing Supplier Corrective action measure which ensure Company suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is then verified through an assessment of supporting data, including smelter info, in stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent Compliance. As the program progresses, contacts via email and phone by Manitex procurement team members will be completed as an escalation to ensure the importance of a response via EICC-GeSI forms to Assent and the required cooperation for compliance to the Conflict Minerals rules will be emphasized.

3.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

4. Due Diligence Results

Survey Responses

Page | 7

We received responses from 9.27% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

Any failed responses from suppliers were followed up on. Suppliers contacted for additional information and clarification are still working with Assent to provide sufficient information to be deemed as a pass and move on to Stage 2.

Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Manitex International. We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners but many of these did not include smelter IDs. Year 2 of Manitex International’s conflict minerals program focuses on vetting smelter data including;

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned
•	Requiring the use the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.
•	Suppliers will also be requested to inform Manitex International of the correlation between these smelters and the products and parts they supply to Manitex International.
•	A comparison of these facilities to the CFSI list of smelters

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Page | 8

4. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier purchase orders.

b. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

Page | 9